UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2026

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

**Re: Magnitude International Ltd**
**Form 20-F for the fiscal year ended April 30, 2025**
**File No. 001-42770**

Dear Lim Say Wei:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended April 30, 2025

Item 15. Controls and Procedures, page 76

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of April 30, 2025. Please refer to Item 15(a) of Form 20-F.

Item 16K. Cybersecurity, page 78

2. Please tell us why cybersecurity disclosure is not applicable given that Item 16K applies to annual reports on Form 20-F, or amend your filing to include the applicable cybersecurity disclosures. See Instruction to Item 16K of Form 20-F.

Exhibits

3. We note the certifications required by Rules 13a-14 and 15d-14 of the Exchange Act have been omitted from your Form 20-F. Please file an amended Form 20-F in its entirety and include the certifications from your principal executive officer and principal

financial officer, or persons performing similar functions, as exhibits in accordance with the general instructions and instructions as to exhibits of Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction